

Mail Stop 3628

May 7, 2009

Via Facsimile (650.938.5200) and U.S. Mail

Scott P. Spector, Esq.
Fenwick & West LLP
801 California Street
Mountain View, California 94041

RE: Intellon Corporation
Schedule TO-I
Filed April 30, 2009
File No. 5-83724

Dear Mr. Spector:

We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand the Company's disclosure. After reviewing this information, we may raise additional comments. All defined terms used in this letter have the same meaning as in the filing listed above, unless otherwise indicated.

The purpose of our review process is to assist the Company in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I
Offer to Exchange

General

1.   We note the disclosure in the first paragraph of the first page of the Offer to Exchange that if an employee is a resident of China (PRC) and wishes to participate in the Option Exchange Program, such employee may only elect to receive New Options. We also note the language in the first paragraph of the page immediately preceding the table of contents. Please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8)

applies equally to U.S. as well as non-U.S. target holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Please advise us as to how the Company is complying with the all-holders provision in Rule 13e-4(f)(8), or revise the disclosure here consistent with that rule. If you are attempting to rely on the global exemptive order issued in connection with option exchange offers (March 21, 2001), please advise us in reasonable detail whether the current limitation on option holders who are residents of China and the potential exclusion of option holders described in the disclosure preceding the table of contents is due to compensatory reasons.

2. Please be advised that all conditions of the offer, other than the receipt of governmental approvals, must be satisfied or waived before the expiration of the offer. In that regard, the condition requiring that individuals must remain directors or employees on the "replacement grant date" which your disclosure suggests will be a date *following* expiration of the offer does not appear to be comply with that requirement. Please revise your disclosure accordingly.

Conditions of the Option Exchange Program, page 19

3. The Company states in the first paragraph of this section that it will not be required to accept any Eligible Options elected for exchange and may terminate the Option Exchange Program if one of the listed events disclosed on pages 19 through 20 occurs or has been determined by the Company in its reasonable judgment to have occurred. While the Company has the right to waive any of the listed conditions, if a condition is triggered, the Company may not waive the condition by failing to assert it. Such inaction would be, in our view, tantamount to a waiver of the applicable condition. Depending on the materiality of the waived condition and the number of days remaining in the Exchange Offer, the Company may be required to extend the Exchange Offer and recirculate new disclosure to holders of the Eligible Options. Please confirm the Company's understanding on both points in your response letter.

4. We note the representation in the last paragraph of this section that the Company may assert the conditions regardless of the circumstances giving rise to such conditions. Please revise to remove the implication that the offer conditions may be triggered through action or inaction by the Company.

5. We also note the language in the last paragraph of this section that the Company's "failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. If an event triggers a listed offer condition, and the Company determines to proceed with the Exchange Offer anyway, it has waived the offer condition. See our comment 3 above with respect to the possible need to extend the offer and disseminate additional offer materials. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company should inform holders of Eligible Options how it intends to proceed promptly, rather than waiting until

the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company's understanding in your response letter.

Extension of the Option Exchange Program; Termination; Amendment, page 27

6. In the second paragraph of this section, the Company reserves the right to terminate or amend the Exchange Offer upon the occurrence of any of the events listed as offer conditions "by giving oral, written or electronic notice" to option holders. We do not believe that orally informing holders of such a development, without more, satisfies the Company's obligations under the tender offer rules. Please confirm that the Company will provide appropriate notice through the filing and dissemination of revised offer materials. See Rule 13e-4(c)(3) and (e)(3).

Exhibits 99(a)(1)(B) and (a)(1)(v)

7. We note your request that the security holder acknowledges that he or she "understand[s] and agree[s]" to all of the terms and conditions of the Exchange Offer. It is not appropriate to require security holders to attest to the fact that they "understand" the terms of the Exchange Offer as such language effectively operates as a waiver of liability. Please delete this language from these materials.

* * *

As appropriate, please amend the filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with the amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amended filing and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information the Company provides to the staff of the Division of Corporation Finance in our review of the filing or in response to our comments on the filing.

Please direct any questions to me at (202) 551-3621 or, in my absence, to Dan Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel